Filed by Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pfizer Inc.

(Commission File No. 001-03619)

The following communications are being filed in connection with the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business.

The below contains excerpts of Upjohn Emerging Markets Regional employees town hall, held on August 22, 2019, that are related to the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business.

PFIZER INC

Moderator:    Elizabeth Shine

August 22, 2019

2:20 p.m. ET

OPERATOR:	This is Conference #: Upjohn Emerging Markets Regional Town Hall.

Menassie Taddese (Regional President, Emerging Markets, Upjohn):	Buenas dias, good morning, good evening, good afternoon depending on where you are. My name is Menassie Taddese for those I have yet to meet. It’s my absolute pleasure to be hosting this emerging markets town hall.

One slide back. One slide forward. This is the combination of Mylan and Upjohn. For those who remember the pyramid that I’ve talked about, organization structure, strategy, culture, leadership and a vision or a North Star.

The piece we were working on as Upjohn L.T. in the entire year was this strategy. So, you’ve got 20 products. Again, you heard me say this very clearly, so it’s nothing new. These 20 products are only a foundation. What do we do beyond this?

And so it was Michael’s leadership, Michael Goettler’s leadership, the entire Upjohn L.T. has been working on what do we do beyond the 20 products. From a life sciences, a pharma company perspective, 20 is not enough, you need a lifeline, you need some sort of a pipeline to be able to move forward.

In this combination, we looked at various things as you can imagine. In this combination, you’re creating a global champion for health. When you think about the commercial capabilities that we have, when you think about the breadth and the reach that we have, when you think about the presence in emerging markets in China that we have, coupled with the portfolio that Mylan has, coupled with the operational and manufacturing engine that Mylan has, we think that this is a tremendous, tremendous opportunity to be able to marry those two together.

Don’t get me wrong, like anything else, there’s a lot to come together. How do you bring two different cultures together, relatively different business models? And so, our approaches, I’m sure, have some alignment, but our approaches, I’m sure, will have some differences.

So, how do we go from just focusing on a narrow band of saying, 20 products, NCDs, to basically saying, we’ve got almost anything and everything that anybody could want around the world?

There’s a tremendous amount of opportunity. We’ll have to strategically think about how we evaluate that and make sure that we’re creating a combination that leverages what Upjohn has but also leverages what Mylan has to be able to make it better. But whatever reach, whatever capability that we thought we were going to be able to have, I think this helps us to really be able to accelerate and catapult that.

And the question about what comes next, what comes beyond these 20 products, it’s fairly easy to be able to answer at least in the short run. And under Michael’s leadership as CEO going forward of the combined company, I think – I’m sure we’ll make a tremendous amount of progress and moving forward.

So, I hope you’re as excited about it as I am. A lot more to come. We’re still in the early stages. My ask of you is a tremendous, tremendous nine months. I’m sure it’s been a lot of work. A deep, deep thank you from me for all that we’ve been able to do here in Mexico.

Linda Daou Bedran: (Corporate Affairs and Communication Lead, Upjohn Emerging Markets):	Thank you. My other question to you relates to the proposed combination with Mylan. And Menassie alluded to this in the morning – I mean during his introduction when he spoke about combining two companies with two different portfolios, two different cultures, missions, even headquarters. I mean this is the – a lot of different but most – I think as well, there will be a kind of similarities in certain areas.

In your opinion, what do you think will be the business focus strategy for the new company and as emerging markets, but let’s talk as well in Latin America?

Patrick Doyle (General Manager, Costa Rica, Upjohn):	Great question, Linda, and thank you. So, again, I don’t want to get too far ahead in terms of defining the business focus strategy. I think Michael and the leadership team have laid out – Albert, et cetera, laid out a very articulate, clear and concise message on why this partnership – proposed partnership makes great sense.

But I’ll be specific to emerging markets and Latin America in what I’ve seen. As I talked about, we’ve had a very patient-centered focus, focused on relieving the burden of NCDs, reaching more patients and really unlocking the value of our portfolio.

I looked at this proposed integration especially in emerging markets where Mylan does not have a great presence, a great footprint as...

Linda Daou Bedran:	Can you explain that? Can you explain that?

Patrick Doyle:	Sorry, a little bit of feedback. So, advancing those areas as to bringing more solutions, perhaps even beyond NCDs to patients in need across our markets, leveraging the strength, the Upjohn DNA, the culture, our footprint to really expand those excellent capabilities, that portfolio that Mylan has to complement selectively and to, again, focus more on those patients and bringing solutions to patients in much need.

And lastly, from a cultural standpoint, I looked at this as a great opportunity, not walking away or sacrificing all of the progress we’ve made in developing this Upjohn culture, but every integration I’ve been part of throughout my 20-some years at Pfizer, I’ve seen where we’ve been able to almost developed a capability and the strength of pulling the best out of both cultures and creating a culture that’s better than the one we have before.

I remain committed to that. I know Menassie does and certainly, the colleagues across our Spanish LATAM do as well. So, I see great opportunity. I do go back to focus and that’s going to – that’s the most important. And back to my comment of hitting a 100 percent this year, we need to remain focused. But we also need to open ourselves up to the fact that colleagues are going through change. And we need to be available to them to assess and understand where are they in terms of anxiety and optimism and excitement and make sure that we’re communicating when we have new news and when we don’t have new news as we move towards this. I think that will enable focus and will enable us to continue to build the strength we have thus far on it.

Linda Daou Bedran:	Thank you, Patrick.

Linda Daou Bedran:	We are now going to open the town hall for questions. And we – we’re going to start with one question coming from a cluster that is not represented here because it’s too late for them, which is Asia.

So, I’m going to ask the question on their behalf then we’re going to get a couple of questions from Mexico and I see that you have prepared some things that you will see as well. And then we’ll got to Costa Rica, Egypt and South Africa.

So, the question that came Asia is, I think we touched based on it a little but – a little bit before, which culture will dominate in the company, Mylan or Upjohn?

Menassie Taddese:	Yes. So, Patrick spoke to that perfectly. Look, we’ve done a tremendous amount of work to be able to build this fast, focused, flexible and fun culture. I dare say that emerging markets has put in fun in that fourth F.

There’s going to be a be a lot that Upjohn has – that Mylan has that will complement what we have, but I think it’s a tremendous opportunity for us to be able to go and build jointly what will be the culture of this organization, taking the best learnings from both sides.

It obviously would not make sense, Michael as the CEO, to say now, we’re going to have a fast, focused, flexible culture from the fun side, that doesn’t make any sense.

But there’s a lot to be taken from the focus, from the flexibility, from the ability to be able to say, “You know what? We’re focusing on the things that matter.” We’re going to be agile and really as quick as we can be empowered to allow the decision-making to say, Edu, Luis, you guys want MSLs instead of other investments, you make that decision and move on.

All of those elements, I think, will start to come through, but this would be a work in progress that, if done correctly, will help not only the organization going forth, but in creating value the combination of the best of the two cultures coming together.

Waleed El Hady (Corporate Affairs, Egypt, Upjohn Emerging Markets):

Yes. Hi, everyone. My name is my Waleed. I’m the Corporate Affairs and Communication Lead for Egypt, and it’s my pleasure to ask a question for Menassie as well as Linda.

So the new portfolio of Mylan Upjohn will boost our ability to lead the conversation, shape the environment and extend our non-communicable disease footprint. My question is how the new organization may impact our NCD partnership that we are forming for the next two, three years now?

Menassie Taddese:	No, all right. And I know we’re running out of time so – we’re running out of time. Linda would give a better answer, but I’ll give a shorter answer.

Look, Waleed, as Linda pointed out, in emerging markets, including China, their business, they don’t have much of a footprint, they’ve got some business sporadically. They’ve got some business in Mexico and Brazil. But I think this combination makes sense where you bring the capabilities and the know-how of creating business that Upjohn has with the portfolio that Mylan will be able to bring.

The NCD narrative and the platform that we’re building, we’re going to continue building it. It makes a tremendous amount of sense. We know – if I give you one statistic – 600 million plus hypertensive patients in emerging markets, when you think of how many of them are actually even treated, something like one out of six of those.

When you think of how many of them are controlled, something like less than 5 percent are controlled. So – and even in this space as well-known and as well-studied and as long studied as hypertension, we’ve got 600 million patients maybe 15 million, 20 million of them are actually controlled.

There’s a tremendous amount that we need to do. We know that. The medical team continues to remind us of that. So we’re going to continue pushing down that direction.

For me, as I’ve said and I’ve had interactions with the joint company meetings, in emerging markets I think we got to be selective and strategic in how we expand, all right? In PEH, as I came from PEH, our portfolio have gotten entirely too big, too complicated and not necessarily adding the sort of value that we need to add.

So selectively, within the NCD space and the communicable space, I think there’s a tremendous amount where we can do, and I’m really excited about that opportunity. But we’ll be very strategic in evaluating what that looks like for each of our regions.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements”. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s and Upjohn’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and related standards, or on an adjusted basis (“Non-GAAP measures”); the integration of Mylan and Upjohn being more difficult, time consuming or costly than expected; Mylan’s and Upjohn’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Upjohn; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan and Upjohn’s capacity to bring new products to market, including but not limited to where it uses its business judgment and decides to manufacture, market and/or sell products directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing and outcome of any ongoing legal proceedings and the impact of such proceedings on Mylan’s and Upjohn’s consolidated financial condition, results of operations and/or cash flows; Mylan’s and Upjohn’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in the economic and financial conditions of the business of Mylan or Upjohn; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC. You can access Pfizer’s or Mylan’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan or Upjohn undertake no obligation to update any statements herein for revisions or changes after the date of this communication.

Additional Information and Where to Find It

This release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Upjohn Inc. (“Upjohn”), a wholly owned subsidiary of Pfizer Inc. (“Pfizer”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of Upjohn from Pfizer (the “proposed transaction”), Upjohn, Mylan and Mylan I B.V., a wholly owned subsidiary of Mylan, (“Mylan Newco”) intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, Upjohn expects to file a registration statement in connection with its separation from Pfizer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, UPJOHN, MYLAN NEWCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323.

Participants in the Solicitation

This release is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Upjohn and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019, its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available.